Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

RESIGNATION OF INDEPENDENT NON-EXECUTIVE DIRECTORS

AND SUPERVISOR

The Board announces that, in accordance with the relevant state policy of China, Mr. Sun Changji has, on 29 May 2014, tendered his resignation as an Independent Non-executive Director of the Company, the Chairman of the Nomination and Remuneration Committee and a member of the Audit Committee. Furthermore, in accordance with the relevant state policy of China, Mr. Tang Jianbang has, on 29 May 2014, tendered his resignation as an Independent Non-executive Director of the Company, the Chairman of the Strategy and Investment Decision Committee and a member of the Audit Committee.

RESIGNATION OF INDEPENDENT NON-EXECUTIVE DIRECTORS

The board of directors (the “Board”) of China Life Insurance Company Limited (the “Company”) announces that, in accordance with the relevant state policy of China, Mr. Sun Changji has, on 29 May 2014, tendered his resignation as an Independent Non-executive Director of the Company, the Chairman of the Nomination and Remuneration Committee and a member of the Audit Committee. The Board further announces that, in accordance with the relevant state policy of China, Mr. Tang Jianbang has, on 29 May 2014, tendered his resignation as an Independent Non-executive Director of the Company, the Chairman of the Strategy and Investment Decision Committee and a member of the Audit Committee.

Since the resignation of Mr. Sun Changji and Mr. Tang Jianbang will result in the number of Independent Non-executive Directors on the Board falling below the quorum as required by law, Mr. Sun Changji and Mr. Tang Jianbang will, in accordance with the relevant laws and regulations and Articles of Association of the Company, continue to perform their duties as Independent Non-executive Directors and relevant duties as members of the various Board committees until the qualifications of the newly appointed Independent Non-executive Directors are approved by the China Insurance Regulatory Commission. The Board will, in accordance with the relevant laws and regulations and Articles of Association of the Company, complete the election of new Independent Non-executive Directors and the relevant consequential works as soon as possible.

Mr. Sun Changji and Mr. Tang Jianbang have confirmed that they have no disagreement with the Board and there are no other matters relating to their resignation that need to be brought to the attention of the shareholders of the Company. The Company would like to express its gratitude to Mr. Sun Changji and Mr. Tang Jianbang for their contribution to the Company during their tenure of service.

RESIGNATION OF SUPERVISOR

In accordance with the relevant state policy of China, Mr. Luo Zhongmin has, on 29 May 2014, tendered his resignation as an External Supervisor of the Company to the Supervisory Committee, whose resignation takes effect on 29 May 2014.

Mr. Luo Zhongmin has confirmed that he has no disagreement with the Supervisory Committee of the Company and there are no other matters relating to his resignation that need to be brought to the attention of the shareholders of the Company. The Company would like to express its gratitude to Mr. Luo Zhongmin for his contribution to the Company during his tenure of service.

By Order of the Board of
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 29 May 2014

As at the date of this announcement, the Board of Directors of the Company comprises Chairman and Executive Director Yang Mingsheng, Vice Chairman and Non-executive Director Wan Feng, Executive Director Lin Dairen, Non-executive Directors Miao Jianmin, Zhang Xiangxian, Wang Sidong, and Independent Non-executive Directors Sun Changji, Bruce Douglas Moore, Anthony Francis Neoh and Tang Jianbang.

2